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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
      (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)*

                               Scient Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   80864H 10 9
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-(c)

         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 3 Pages


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-------------------                                            -----------------
CUSIP NO. 80864H109                     13G                    PAGE 2 OF 6 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Robert M. Howe; SSN ###-##-####
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
          N/A
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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
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                        5      SOLE VOTING POWER

                               6,874,000 (certain of these shares are held in a
                               trust.  Mr. Howe may be deemed to have shared
     NUMBER OF                 voting power of such shares).
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 0 (see response to item 5)
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
    PERSON WITH
                               6,874,000 (certain of these shares are held in a
                               trust.  Mr. Howe may be deemed to have shared
                               dispositive power of such shares).
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0 (see response to item 7)
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,874,000
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
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  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.7%
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  12      TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------
                      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 6 PAGES

ITEM 1(a).     NAME OF ISSUER:

               Scient Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               One Front Street, 28th Floor, San Francisco, CA 94111

ITEM 2(a).     NAME OF PERSONS FILING:

               Robert M. Howe

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               One Front Street 28th Floor,  San Francisco, CA 94111

ITEM 2(c)      CITIZENSHIP:

               USA

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               CUSIP # 80864H 10 9

ITEM 3.        N/A

ITEM 4.        OWNERSHIP:

               The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as December 31, 1999:

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                                                               PAGE 4 OF 6 PAGES

        (a) Amount beneficially owned:

            See Row 9 of cover page for each Reporting Person.

        (b) Percent of Class:

            See Row 11 of cover page for each Reporting Person.

        (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:

                      See Row 5 of cover page for each Reporting Person.

                (ii)  Shared power to vote or to direct the vote:

                      See Row 6 of cover page for each Reporting Person.

                (iii) Sole power to dispose or to direct the disposition of:

                      See Row 7 of cover page for each Reporting Person.

                (iv)  Shared power to dispose or to direct the disposition of:

                      See Row 8 of cover page for each Reporting Person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

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                                                               PAGE 5 OF 6 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10. CERTIFICATION:

         N/A

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                                                             Page 6 of 6 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000



                                            February 14, 2000
                                          -------------------------------------
                                            (Date)


                                            /s/ Robert M. Howe
                                          -------------------------------------
                                            (Signature)


                                            Robert M. Howe
                                          -------------------------------------
                                            (Name/Title)